Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

February 17, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:          Simon Property Group Acquisition Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-252586)

Dear Mr. Schiffman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on February 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that we expect to distribute approximately 2,250 copies of the preliminary prospectus dated February 12, 2021 (the “Preliminary Prospectus”) as of the date hereof to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

[Signature Page to Acceleration Request Letter]